

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

Teck Chia
Chief Executive Officer
CBL International Ltd
Suite 19-9-6, Level 9, UOA Centre
No. 19 Jalan Pinang
50450 Kuala Lumpur, Malaysia

>   **Re: CBL International Ltd**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted May 11, 2022**
>   **CIK NO. 0001914805**

Dear Mr. Chia:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1. Where you reference your offices in China, such as your statement that you do "not maintain any office in China," please clarify that you are referring to mainland China. Please make similar revisions throughout your prospectus.

2. We note your revisions in response to comment seven. Please revise here and in the Prospectus Summary to clearly state whether any dividends or distributions have been made to date between Banle BVI and its subsidiaries, and quantify the amounts where applicable, and please cover the time period prior to the dates for the reporting periods

presented in the prospectus. Please include similar disclosure with respect to transfers from such entities to investors. We note that the current disclosure addresses only cash or asset transfers, and the disclosure regarding dividend distributions is limited to those made by the subsidiaries to Banle BVI or to investors, as opposed to from Banle BVI to the subsidiaries.

3. Please revise your discussion of the Holding Foreign Companies Accountable Act to include the Accelerating Holding Foreign Companies Accountable Act, which was passed by the U.S. Senate in June 2021.

Prospectus Summary, page 1

4. Disclose in the prospectus summary each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. To the extent that you are relying on counsel, please indicate that such positions are the opinion of PRC counsel. Clearly address whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Our Corporate Structure, page 8

5. Please revise your corporate organization chart here to provide the detail your provided in your chart on page 48.

Risk Factors, page 16

6. We note that you discuss the applicability of various permissions or approvals, including permissions requirements from the CRSC and CAC, in numerous places throughout the filing. Please revise your disclosure to clearly and concisely indicate whether you or your subsidiaries are covered by such permissions requirements. In addition, we note that in certain instances you state that your belief is based on the advice of PRC counsel, and it appears that PRC counsel is providing an opinion related to such matters that will be filed as Exhibit 99.2. Where you note throughout the disclosure that various permissions or approvals do not apply to you, please clearly state, to the extent accurate, that such positions are the opinion of counsel, and name PRC counsel. For example, we note that on page 28 you state that your offering is not subject to the review or prior approval of the CAC or CSRC "based on [y]our understanding of currently applicable PRC laws and

regulations," instead of stating that this is counsels' opinion. This is just one example. Please also revise statements that conflict with your disclosure that you are not subject to such approvals or permissions, such as your statement on page 34 that "it is still uncertain...whether we are required to obtain any specific regulatory approvals."

We are susceptible to the fluctuations in marine fuel price..., page 17

7.   We note your revised disclosure in response to comment 2. To provide additional context for investors, please explain, if applicable, the impact of historical fluctuations to your business and if you expect this trend in marine fuel prices to continue and whether you anticipate any material impact to your future results of operations from such trend.

China's economic, political and social conditions..., page 29

8.   Please revise the disclosure indicating you "may" need to provide marine fuel logistic services through ports in the PRC to reflect that your use of the PRC ports is common, as we note that the substantial majority of your operations occur at ports in the PRC.

Any requirement to obtain prior approval..., page 33

9.   Your disclosure states that, as advised by PRC counsel, you are not required to obtain any permission from Chinese authorities "other than those requisite for a domestic company in China to engage in the business similar to ours." Please revise to clearly state whether the referenced permissions or approvals are required, and remove the qualifier relating to a domestic company. Please also clarify if the statement in this section is the opinion of PRC counsel.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Busness Overview, page 50

10.   In the last paragraph of this section, you say that gross profit margin decreased from approximately 2.7% for FY2020 to approximately 2.3% for FY2021 mainly because of the significant increase in the average market price per tonne of marine fuel during FY2021, which resulted a significant increase in your revenue, being the denominator in calculating the gross profit margin, and in turn led to a decrease in your gross profit margin. On page 56, you disclose that you price your service on a "cost plus" basis, thus ensuring a positive gross profit for each transaction. Please tell us in greater detail how increases in the average market price per tonne of marine fuel, and therefore increases in your revenue results in a decrease in your gross profit margin considering that you price your service on a "cost plus" basis.

Business
Our Operation Flows
Customers, page 70

11. You disclose that for FY2020 and FY2021, the percentage of your total revenue attributable to your largest <u>customers</u> amounted to approximately 45.8% and 42.3%, respectively. Please quantify the number of customers to which you refer. Please also revise the disclosure for "Suppliers" similarly.

Principal Shareholders, page 87

12. Please disclose the natural person(s) who exercise voting and/or dispositive control over the shares held by Straits Energy Resources Berhad.

General

13. We note your written response to comment 37. Please confirm that that Banle Energy International Ltd, or any affiliated entity, has not filed an application for a listing on the Hong Kong Stock Exchange, as is suggested by your response.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services